SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

                              Form N-18f-1


        NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
               THE INVESTMENT COMPANY ACT OF 1940


                    The Chapman Funds, Inc.
                 DEM Multi-Manager Equity Fund
                      ---------------
                 Exact Name of Registrant


                 NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                           SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Baltimore and the state of Maryland on the 11th day of February, 1998.

                             THE CHAPMAN FUNDS, INC.
                             DEM MULTI-MANAGER EQUITY FUND


                             By:	/s/ NATHAN A. CHAPMAN, JR.
                                Nathan A. Chapman, Jr.
                                President
                                (Title)



Attest /s/ EARL U. BRAVO, SR.
       Earl U. Bravo, Sr.
       Secretary
       (Title)
BA3DOCS1/0096069.01